Exhibit 99.4

EXPLANATORY NOTE

On May 25, 2016, New York REIT, Inc. (the “Company”) entered into a Master Combination Agreement (the “Combination Agreement”) pursuant to which affiliated entities of the JBG Companies® will be contribute real estate assets and the strategic capital business assets through a series of transactions (the “Combination Transactions”) to New York Recovery Operating Partnership, L.P. (the “OP”), the Company’s operating partnership, in exchange for units of limited partnership interest in the OP (“OP Units”), shares of our common stock or, in certain circumstances, cash. The material terms of the Combination Agreement and certain related agreements entered into in connection therewith are described in the Current Report on Form 8-K filed by the Company on May 25, 2016 to which this document is attached as an exhibit (the “Form 8-K”).

Unless the context requires otherwise, references in this document to “we,” “our,” “us,” “our company” refer to the Company. Unless the context requires otherwise, references in this document to “JBG” refer to the real estate assets and the strategic capital business assets of the various entities comprising The JBG Companies®  that will be contributed in the Combination Transactions) described in the Form 8-K as if combined into a consolidated operating company prior to the completion of the Combination Transactions. Unless the context requires otherwise, references in this document to the “combined company” refer to the Company following the completion of the Combination Transactions, when it will be renamed “JBG Realty Trust, Inc.”

As of March 31, 2016, the JBG operating portfolio consisted of 72 assets with an aggregate of over 16.2 million rentable square feet (“RSF”) located in the Washington D.C. Metro (the “DC Metro Area”). The JBG operating portfolio is comprised of 38 office assets totaling over 9.1 million RSF, 19 multifamily assets totaling 6,517 units and over 5.6 million RSF and 15 retail assets totaling approximately 1.5 million RSF. The office portfolio accounted for 72.2 percent of JBG’s share of annualized rent as of March 31, 2016, while JBG’s multifamily and retail portfolios accounted for 22.2 percent and 5.6 percent, respectively. In addition to the JBG operating portfolio, as of March 31, 2016, JBG controlled (i) a construction pipeline consisting of eight assets totaling approximately 537,000 RSF of office, 1,007 multifamily units and 147,000 RSF of retail, (ii) a pre-development pipeline consisting of 12 assets totaling approximately 948,000 RSF of office, 932,000 RSF of multifamily and 86,000 RSF of retail and (iii) a land bank comprised of 41 future development parcels. JBG holds its interests in 40 of its operating assets, three of its construction assets, eight of its pre-development assets and 27 of its land bank assets through joint venture arrangements. In addition to these real estate assets, JBG has a management platform that provides fee-based real estate services to nine real estate investment funds (the “JBG funds”), and joint ventures and, in certain limited cases, third parties.

The risk factors contained in this document should be read in conjunction with the Exhibit 99.3 to the Form 8-K (the “JBG Exhibit”), which includes certain audited and unaudited financial statements of JBG and other information that has been provided to us by JBG in connection with the Combination Transactions subject to the terms of Combination Agreement.

The composition of the JBG portfolio and the nature and amount of the interests in the properties that comprise it are subject to change between now and the completion of the Combination Transactions. We can give no assurance that the Combination Transactions will close and, if they do, whether the properties will be included as set forth in the JBG Exhibit, or at all. The Combination Transactions are subject to conditions and there can be no assurance they will be completed.

The JBG Exhibit also includes information from market research prepared for JBG by Jones Lang LaSalle Americas, Inc., a nationally recognized real estate consulting firm. In addition, JBG has obtained certain market data from publicly available information and industry publications that is included herein. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

Forward-Looking Statements

The statements in this document that are not historical facts may be forward-looking statements. These forward-looking statements involve substantial risks and uncertainties. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements the Company makes. Forward-looking statements may include, but are not limited to, statements regarding stockholder liquidity, investment value and returns.

The words “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that might cause such differences include, but are not limited to, the factors included in the Company’s reports filed with the SEC, particularly in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, the Company’s latest Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016 and in this document, as such Risk Factors may be updated from time to time in subsequent reports. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Combination Transactions and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company or the solicitation of any vote or approval. The issuance of common stock and OP Units in connection with the Combination Transactions will be submitted to the stockholders of the Company for their approval. In connection with the Combination Transactions, the Company expects to file with the Securities and Exchange Commission (the “SEC”) relevant materials, including a definitive proxy statement which will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available. THE COMPANY’S STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain free copies of the proxy statement and other relevant documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company’s website at http://www.NYRT.com.

Participants in Solicitation Relating to the Transaction

The Company, JBG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Company’s stockholders in respect of the matters to be submitted to the stockholders of the Company for their approval in connection with the Combination Transactions. Information regarding the Company’s directors and executive officers can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 26, 2016. Information regarding JBG’s executive officers can be found in the JBG Exhibit. Additional information regarding the interests of such potential participants will be included in the proxy statement and other relevant documents filed with the SEC in connection with the proposed transaction when they become available. These documents are available free of charge on the Company’s website and from the SEC’s using the sources indicated above.

RISK FACTORS

There are a number of significant risks and uncertainties related to the JBG business.  Many of the risks related to the JBG business are also risks related to our business. The following includes certain risks and uncertainties that are currently applicable to JBG that will affect us to the extent they affect JBG prior to the completion of the Combination Transactions or become applicable to the combined company following the completion of the Combination Transactions. The Combination Transactions are subject to conditions and there can be no assurance they will be completed. The following also includes certain risks and uncertainties that are currently applicable to us related to the Combination Transactions. Other risks and uncertainties related to the Combination Transactions and the combined company will be included in a definitive proxy statement, which will be mailed to the Company’s stockholders when it becomes available.  These risks and uncertainties are in addition to the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2016, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on May 10, 2016, and any other filings made by us with the SEC. Investing in our common stock involves risks. The occurrence of any of the following risks could materially and adversely affect our business, prospects, our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to pay dividends to our stockholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this document, including statements in the following risk factors, constitute forward-looking statements.

The completion of the Combination Transactions is subject to many conditions and may not occur on a timely basis, or at all.

The completion of the Combination Transactions is subject to a number of conditions, including stockholder approval of the issuance of common stock and OP Units in connection with the Combination Transactions and the combined company closing on a new credit facility. There can be no assurance that the conditions to the closing of the combination will be satisfied or waived or that the Combination Transactions will be completed. Failure to complete the Combination Transactions may adversely affect our results of operations and business prospects for the following reasons, among others:

•                  the market price of our common stock could decline to the extent that the current market price reflects, and is positively affected by, a market assumption that the Combination Transactions will be completed;

•                  the Combination Transactions, whether or not they close, may divert the attention of our executive officers and key personnel from ongoing business activities, including the pursuit of other opportunities that could be beneficial to us;

•                  we will incur certain transaction costs, regardless of whether the Combination Transactions are completed; and

•                  we may be required to pay a termination fee of $55 million or reimburse expenses if the Combination Agreement is terminated under specified circumstances.

Any delay in the completion of the Combination Transactions could materially reduce or, if the Combination Agreement is terminated, eliminate the benefits expected to be obtained by the combined company in the Combination Transactions.

In addition, to the extent consents required with respect to certain JBG properties representing up to an aggregate of 7.2% of the total value to be contributed have not been obtained by the closing, those JBG properties may not be contributed and the total consideration will be adjusted proportionately. As a result, less than all of the JBG properties described in the JBG Exhibit may be acquired, which could have an adverse effect on the anticipated benefits from the Combination Transactions. Failure by JBG to obtain consents required with respect to JBG properties representing more than an aggregate of 7.2% of the total value to be contributed could give rise to a right for us to terminate the Combination Agreement.

If the Combination Transactions are completed, the combined company will be engaged in a different business than we currently engage in under new management and our success will depend on the efforts of our new directors, executives and employees.

An investment in the combined company will be significantly different than an investment in our company. Following the closing of the Combination Transactions, current equity holders of JBG will own approximately 65.2% of the combined company and our current stockholders will no longer control the combined company and will have less influence over the management and policies of the combined company after the Combination Transactions than they currently exercise over the management and policies of our company. Moreover, all but one member of our current board and all of our management will be replaced by designees of JBG, our advisory agreement with New York Recovery Advisors, LLC, our external advisor, will be terminated and the combined company is expected to hire employees who are predominantly expected to be the current employees of JBG, as well as a limited number of employees of our external advisor or its affiliates. If the Combination Transactions are completed, the combined company’s assets will predominantly be the JBG properties, and there will also be significant changes to our business, including the following:

•                  JBG operates exclusively in the DC Metro Area, whereas we operate exclusively in the New York Metropolitan Statistical Area (the “New York MSA”);

•                  JBG is engaged in acquiring and owning office, multifamily, retail and mixed use properties, whereas our business is, and has for some time been, focused on acquiring and owning office, retail and mixed use properties in Manhattan and other real estate assets;

•                  while we do engage in acquiring and owning retail properties, JBG has a significantly larger amount and proportion of retail-related assets;

•                  JBG is engaged in the real estate construction and development businesses, as well as real estate asset management, and we have not previously been engaged in any of these businesses;

•                  JBG has interests in 40 joint ventures whereas we currently own an interest in only one joint venture;

•                  JBG has eight ground leased assets whereas only one of our assets is subject to a ground lease; and

•                  JBG has different business strategies than us and the combined company is also expected to have business strategies that are different from our current business strategies.

In addition, we currently have no employees. Because the combined company will have employees, as their employer, the combined company will be subject to those potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Further, the combined company will bear the costs of the establishment and maintenance of health, retirement and similar benefit plans for its employees.

If the Combination Transactions are completed, the success of the combined company will depend on the efforts of our new directors, executives and employees engaged predominantly in businesses we have not previously engaged in and pursuing strategies we are not currently pursuing. As a result, we, and our current stockholders, who will remain stockholders of the combined company pursuant to the Combination Agreement, will be subject to new and different risks than we are currently exposed to, including risks related to businesses we have not previously engaged in. Certain of these new risks are described herein.

The JBG properties are geographically concentrated in the DC Metro area.

All of the JBG properties are located in the DC Metro area. As a result, the combined company will be particularly susceptible to adverse economic or other conditions in this market, in addition to the risks related to the New York MSA, to which we are currently subject (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters and other disruptions that occur in this market (such as terrorist activity or threats of terrorist activity and other events), any of which may have a greater impact on the value of the combined company’s properties or operating results than if the combined company owned a more geographically diverse portfolio.

We cannot assure you that either the New York MSA or the DC Metro area will grow or that underlying real estate fundamentals will be favorable to owners, operators and developers of office, multifamily or retail properties or properties held for development. The DC Metro area experienced an economic downturn in recent years. Any adverse economic or other conditions in the New York MSA or the DC Metro area, or any decrease in demand for office, multifamily or retail properties could adversely impact the combined company.

The DC Metro area economy is heavily reliant on actual and anticipated federal government spending, and JBG is heavily reliant on federal government tenants.

The real estate and property development market in the DC Metro area is heavily dependent upon actual and anticipated government spending, and the professional services and other industries that support the federal government. In addition to the JBG operating portfolio being concentrated in the DC Metro area, leases with the General Services Administration (the “GSA”), which is the independent federal government agency that manages real estate procurement for the federal government and federal agencies, accounted for substantial portion of the pro rata annualized rent of the JBG operating portfolio as of March 31, 2016. Other JBG properties are also dependent on federal government tenants. Any actual or anticipated curtailment of government spending, whether due to an actual or potential change of presidential administration, anticipation of federal government sequestrations, furloughs or shutdowns, a slowdown of the U.S. or global economy or other factors, could have an adverse impact on real estate values and property development in the DC Metro area, on demand and willingness to enter into long-term contracts for office space by the federal government and companies dependent upon the federal government, as well as on occupancy rates and annualized rents of multifamily and retail properties by occupants or patrons whose employment is by or related to the federal government.

In addition, because each government agency has its own customs, procedures, culture, needs and mission, which translate into different requirements for its leased space, JBG works with these government agencies to design and construct specialized, agency-specific enhancements. Therefore, a change in the mission of any one of these agencies, a significant reduction in workforce, a relocation of personnel resource or other internal reorganization or a change in the government agency occupying the leased space, could affect lease renewal opportunities in the JBG operating portfolio and have an adverse effect on the combined company.

Because of the combined company’s geographic concentration in the DC Metro area and dependence on federal government tenants, any actual or anticipated reductions in government spending could have a material adverse effect on the combined company.

A federal government agency that is a tenant could institute condemnation proceedings against the combined company and seek to take the combined company’s property, or a leasehold interest therein, through its power of eminent domain or could exercise an option to purchase the largest of the JBG properties, at a price below market value.

A federal government agency that is a tenant could institute condemnation proceedings against the combined company and seek to take the combined company’s property leased by the agency, or a leasehold interest therein, through its power of eminent domain. The procedures for settling a dispute with a federal government agency tenant or seeking to evict a federal government agency tenant in default may be costly, time consuming and may divert the attention of management from the operations of our business. Furthermore, the combined company may not be able to successfully appeal a condemnation proceeding brought by a federal government agency tenant.

Additionally, GSA has a one-time option to purchase the Department of Transportation headquarters building, the largest asset included among the JBG properties, at 95 percent of market value if it notifies us at least 36 months prior to the expiration of the primary lease term. If GSA were to exercise its option for the option price, the combined company could be adversely affected.

The combined company will be exposed to risks associated with real estate development and redevelopment, such as unanticipated expenses, delays and other contingencies.

Real estate development and redevelopment activities are a critical element of JBG’s business strategy, and we expect the combined company would engage in such activities with respect to certain of the JBG properties and with properties that the combined company may acquire in the future. To the extent that the combined company does so, the combined company will be subject to certain risks, including, without limitation:

•                  construction or redevelopment costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated, or unprofitable;

•                  time required to complete the construction or redevelopment of a project or to lease-up the completed project may be greater than originally anticipated, thereby adversely affecting the combined company’s cash flow and liquidity;

•                  contractor and subcontractor disputes, strikes, labor disputes, weather conditions or supply disruptions;

•                  failure to achieve expected occupancy or rent levels within the projected time frame, if at all;

•                  delays with respect to obtaining, or the inability to obtain, necessary zoning, occupancy, land use and other governmental permits, and changes in zoning and land use laws;

•                  occupancy rates and rents of a completed project may not be sufficient to make the project profitable;

•                  the ability of prospective buyers for completed projects to obtain financing; and

•                  the availability and pricing of financing to fund development activities on favorable terms or at all.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent the initiation or the completion of development or redevelopment activities.

The combined company will be subject to additional risks related to joint ventures.

Our largest investment is currently held through a joint venture. More than half of the JBG properties, based on rentable square feet and as of March 31, 2016, are held through joint ventures and the combined company may co invest in the future with other third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. Consequently, with respect to any such third party arrangement, we would not be in a position to exercise sole decision making authority regarding the property, partnership, joint venture or other entity, and may, under certain circumstances, be exposed to risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions, and we may be forced to make contributions to maintain the value of the property. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take action or withhold consent contrary to our policies or objectives. In some instances, partners or co-venturers may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. We and our respective partners or co-venturers may each have the right to trigger a buy sell or forced sale arrangement, which could cause us to sell our interest, or acquire our partners’ or co-venturers’ interest, or to sell the underlying asset, at a time when we otherwise would not have initiated such a transaction, without our consent or on unfavorable terms. In addition, a sale or transfer by us to a third party of our interests in the partnership or joint venture may be subject to consent rights or rights of first refusal in favor of our partners or co-venturers, which would in each case restrict our ability to dispose of our interest in the partnership or joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third party partners or co-venturers. Our joint ventures may be subject to debt and the refinancing of such debt may require equity capital calls. We will review the qualifications and previous experience of any partners and co-

venturers, although we may not obtain financial information from, or undertake independent investigations with respect to, prospective partners or co-venturers. To the extent our partners and co-venturers do not meet their obligations to us or our partnerships or joint ventures or they take action inconsistent with the interests of the partnership or joint venture, we may be adversely affected. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of joint venture parties and disputes between us and joint venture parties.

Increased competition and increased affordability of residential homes could limit the combined company’s ability to retain residents, lease apartment homes and increase or maintain rents at properties in the JBG multifamily portfolio.

The properties in the JBG multifamily portfolio compete with numerous housing alternatives in attracting residents, including other multifamily properties and single-family rental homes, as well as owner-occupied single and multifamily homes. Competitive housing in a particular area and an increase in the affordability of owner-occupied single and multifamily homes due to, among other things, affordable housing prices, oversupply, low mortgage interest rates, and tax incentives and government programs that promote home ownership, could adversely affect the combined company’s ability to retain residents, lease apartment homes and increase or maintain rents at properties in the JBG multifamily portfolio.

Affordable housing and tenant protection regulations may limit our ability to increase rents and pass through new or increased operating expenses to our tenants.

Certain states and municipalities have adopted laws and regulations imposing restrictions on the timing or amount of rent increases and other tenant protections. Approximately five percent of the units in the JBG multifamily portfolio are designated as affordable housing. In addition Washington, DC and Montgomery County, Maryland, have laws that require, in certain circumstances, an owner of a multifamily rental property to allow tenant organizations (and, in the case of Montgomery County, the County itself, as well as the County Housing Opportunities Commission) the option to purchase the building at a market price if the owner attempts to sell the property. We presently expect the combined company to continue operating and acquiring properties in areas that either are subject to these types of laws or regulations or where such laws or regulations may be enacted in the future. Such laws and regulations limit the ability to charge market rents, increase rents, evict tenants or recover increases in operating expenses and could make it more difficult to dispose of properties in certain circumstances.

Certain of the JBG retail properties depend on anchor or major tenants to attract shoppers and could be adversely affected by the loss of, or a store closure by, one or more of these tenants.

Certain of the JBG retail properties are anchored by large, nationally recognized tenants. At any time, such tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, such tenants may fail to comply with their contractual obligations to us, seek concessions in order to continue operations or declare bankruptcy, any of which could result in the termination of such tenants’ leases. In addition, certain of our tenants may cease operations while continuing to pay rent. Moreover, mergers or consolidations among large retail establishments could result in the closure of existing stores or duplicate or geographically overlapping store locations, which could include stores at our retail properties.

Loss of, or a store closure by, an anchor or major tenant could decrease customer traffic, thereby decreasing sales for other tenants at the applicable retail property. If sales of other tenants decrease, they may be unable to pay their minimum rents or expense recovery charges. Such circumstances may significantly reduce occupancy levels or the rent received, and JBG may not have the right to re lease vacated space or may be unable to re lease vacated space at attractive rents or at all. Moreover, a default by a major tenant or anchor store could cause delays and costs in enforcing any rights as landlord to recover amounts due.

The occurrence of any of the situations described above, particularly if it involves an anchor or major tenant with leases in multiple locations, could seriously harm the performance of the combined company and could adversely affect the value of the applicable retail property.

If the combined company defaults on or fail to renew at expiration the ground leases for land on which some of the properties in the JBG operating portfolio are located or other long-term leases, the combined company’s results of operations could be adversely affected.

JBG owns leasehold interests in certain land on which eight of the properties in the JBG operating portfolio are located. If the combined company defaults under the terms of any of these ground leases, the combined company may be liable for damages and could lose its leasehold interest in the property or its option to purchase the underlying fee interest in such properties. In addition, unless the combined company purchases the underlying fee interests in the land on which a particular property is located, the combined company will lose its right to operate the property or will continue to operate it at much lower profitability. In addition, if the combined company is perceived to have breached the terms of a ground lease, the fee owner may initiate proceedings to terminate the lease. In addition, we currently own one property subject to a ground lease which would become part of the combined company if the Combination Transactions are completed and are subject to similar risks.

Certain members of the management team of the combined company will continue to serve indirectly as general partners or managing members of the JBG funds and retain ownership interests in each of the JBG funds following the completion of the Combination Transactions.

Pursuant to the Combination Agreement, our board of directors has appointed, effective as of the closing of the Combination Transactions, certain current JBG executives as executive officers of the combined company. Upon the closing of the Combination Transactions, these individuals, and the other current owners and active managers of JBG will control a significant number of votes in any matter, including the election of directors, presented to common stockholders of the combined company for approval. These individuals will also continue to serve indirectly as general partners or managing members of the JBG funds and retain ownership interests in each of the JBG funds. Almost all of the JBG funds will continue to own assets that are not being contributed under the Combination Agreement and assets that are not acquired by the Company because required consent are not obtained (the “Excluded Assets”). The combined company is expected to provide services to the JBG funds that own interests in these assets and receive the asset management and property management fees associated with the such assets. Members of the senior management will continue hold interests in the general partner and managing member in the JBG funds, including interests commonly known as “carried interests,” that will entitle them to receive additional returns, if the fund achieves certain return thresholds.  As a result, the combined company’s management’s time and efforts may be diverted from the management of the combined company’s assets to management of the JBG funds. In addition, members of the combined company’s senior management could be incentivized to spend time and effort maximizing the cash flow from the assets being retained by the JBG funds, particularly through sales of assets, which may accelerate payments of the carried interest but would reduce the asset management and other fees that would otherwise be payable to the combined company.

The historical “gross levered IRRs” and “equity multiples” achieved by the JBG funds with respect to realized investments sold on or before March 31, 2016 are not necessarily indicative of the future performance of the combined company, any property in the JBG operating portfolio or an investment in our common stock.

We have presented in the JBG Exhibit historical gross levered IRRs and equity multiples achieved by the JBG funds with respect to realized investments sold on or before March 31, 2016. These financial metrics are not necessarily indicative of the future performance of the combined company, any property in the JBG operating portfolio or an investment in our common stock. In particular, in considering the historical gross levered IRRs and equity multiples presented in the JBG Exhibit you should consider that:

•                  these metrics are substantially based on investments that JBG has sold and will not be included in the JBG properties that will become part of the combined company upon completion of the Combination Transactions;

•                  the combined company’s leverage and hedging strategies may differ substantially from those employed by the JBG funds;

•                  JBG made the initial investment in the realized investments and operated and sold them under market conditions that may differ substantially from current or future market conditions;

•                  these metrics are computed on a cash basis and have not been computed in accordance with GAAP;

•                  these metrics may not be comparable to similar metrics provided by other companies that calculate them differently;

•                  equity multiples do not reflect the length of time the JBG funds were invested in the realized investments; and

•                  the JBG funds were not subject to the income, asset and other limitations imposed by the REIT provisions of the Code under which the combined company will be required to operate.

In addition, the historical gross levered IRRs and equity multiples presented in the JBG Exhibit do not reflect the impact of carried interests or asset management fees, as applicable, paid to JBG or cash-based general and administrative expenses we would expect the combined company to incur in the future in connection with the operation of the JBG properties. The combined company’s general and administrative expenses will include salaries, wages and equity-based compensation for corporate employees and other expenses primarily related to corporate operations (e.g., legal, insurance, accounting and other expenses related to corporate governance, periodic SEC reporting and other compliance matters) and may impact the performance of the combined company and the per share trading price of our common stock. We can provide no assurance that the combined company will be able to replicate the performance achieved by the JBG funds with respect to the realized investments.

The actual initial full year stabilized NOI yields from construction and pre-development assets in the JBG portfolio and the actual initial yields on cost for the garden-style apartment units the combined company intends to redevelop or reposition may not be consistent with the targeted yields set forth in the JBG Exhibit.

As of March 31, 2016, the JBG properties included eight assets under construction and 12 assets in the pre-development process. In the JBG Exhibit, we have presented JBG’s estimated initial full year stabilized NOI yield for these assets. JBG also intends to redevelop or reposition, prior to and following the closing of the Combination Transactions, a significant number of garden-style apartment units in the JBG operating portfolio over the next two to five years at ten of JBG’s garden-style multifamily assets. As a part of JBG’s standard redevelopment and repositioning underwriting process, in the JBG Exhibit, we have presented the estimated initial yield on cost JBG expects to derive from each project and JBG’s targeted initial yield on cost.

We caution you not to place undue reliance on the targeted NOI yield ranges for the JBG construction assets and JBG pre-development assets or the targeted yields on cost for the garden-style apartment units JBG intends to redevelop or reposition because they are based solely on JBG’s estimates, using data available to JBG in its development and redevelopment and repositioning underwriting processes. The actual total cost to complete construction and pre-development assets and total renovation costs for the garden-style apartment units may differ substantially from JBG’s estimates due to various factors, including unanticipated expenses, delays in the estimated start or completion date and other contingencies. In addition, the actual initial full year stabilized NOI from JBG construction assets and JBG pre-development assets and the actual initial yield on cost for the garden-style apartment units JBG intends to redevelop or reposition may differ substantially from JBG’s estimates based on numerous other factors, including delays or difficulties in leasing and stabilizing these assets, failure to obtain estimated occupancy and rental rates, inability to collect anticipated rental revenues, tenant bankruptcies and unanticipated expenses at these assets that cannot be passed on to tenants. We can provide no assurance that the actual initial full year stabilized NOI yields from JBG construction assets and JBG pre-development assets or the actual initial yields on cost for the garden-style apartment units JBG intends to redevelop or reposition, prior to and following the closing of the Combination Transactions, will be consistent with the targeted NOI yield ranges and targeted yields on cost set forth in the JBG Exhibit.

The actual density of the JBG land bank or any particular land parcel may not be consistent with the estimated potential density set forth in the JBG Exhibit.

As of March 31, 2016, JBG estimates that the 41-parcel JBG land bank provides approximately 19.5 million square feet of estimated potential density. We caution you not to place undue reliance on the potential density estimates for the JBG land bank or any particular land parcel because they are based solely JBG’s estimates, using data currently available to JBG, and JBG’s business plans as of March 31, 2016. The actual density of the JBG land bank or any particular land parcel may differ substantially from these estimates based on numerous factors, including the inability of JBG, or the combined company, to obtain necessary zoning, land use and other required entitlements, as well as building, occupancy and other required governmental permits and authorizations, and changes in the entitlement, permitting and authorization processes that restrict or delay our ability to develop, redevelop or use the JBG land bank at anticipated density levels. Moreover, JBG or the combined company may strategically choose not to develop, redevelop or use the JBG land bank to its maximum potential density or be unable to do so as a result of factors beyond our control, including the ability to obtain financing on terms and conditions JBG, or the combined company, would find acceptable, or at all, to fund our development activities. We can provide no assurance that the actual density of the JBG land bank or any particular land parcel will be consistent with the estimated potential density set forth in the JBG Exhibit.

The combined company may not be able to realize the potential incremental annualized rent from office, multifamily or retail lease-up opportunities set forth in the JBG Exhibit.

Based on current market demand in JBG’s submarkets and the efforts of JBG’s dedicated in-house leasing teams, we believe that JBG, or the combined company, can increase occupancy and revenue at certain office, multifamily and retail assets in the JBG operating portfolio. However, we cannot assure you that JBG, or the combined company, will be able to realize the potential incremental annualized rent from these office, multifamily or retail lease-up opportunities. The ability of JBG, or the combined company, to achieve these lease percentages and rental rates may be adversely affected by an increase in supply or deterioration in the office, retail or multifamily market. In addition, if competitors offer space at rental rates below current asking rates or below the in-place rates at the JBG operating portfolio, JBG, or the combined company, may experience difficulties attracting new tenants or retaining existing tenants and may be pressured to reduce rental rates below those currently charged or offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to attract or retain tenants. We caution you not to place undue reliance on the disclosure in the JBG Exhibit of potential incremental annualized rent from lease-up opportunities or the comparable leased percentages and rental rates that underlie the calculations for determining such potential incremental annualized rent.

The combined company may not effectively manage its expanded operations following the Combination Transactions.

Following the Combination Transactions, the combined company will have an expanded portfolio and operations and may continue to expand its operations through additional acquisitions and other strategic transactions, some of which may involve complex challenges. The future success of the combined company will depend, in part, upon its ability to manage its expanded portfolio, expansion opportunities, integrate the operations of two companies that currently operate as independent companies in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. Additionally, the combined company intends to establish a vertically-integrated development platform in New York, modelled on JBG’s current platform in Washington, D.C. JBG’s current platform is the product of many years of planning and effort and JBG’s local knowledge of Washington D.C. and there can be no assurance the structure, effectiveness or success of this platform in Washington D.C. can be replicated in New York in the immediate or long-term future, or at all. There can be no assurance that the combined company’s pursuit of expansion or acquisition opportunities will be successful, or that it will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The combined company may be unable to identify and complete acquisitions of properties that meet its criteria.

The combined company’s business strategy will involve the acquisition of office, multifamily, retail properties and properties to be held for development. The combined company may be unable to acquire properties identified as potential acquisition opportunities on favorable terms, or at all. The combined company may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including acquisitions that are not ultimately completed. The inability of the combined company to identify, negotiate, finance or consummate property acquisitions, or acquire properties on favorable terms, or at all, could impede our growth and adversely affect our financial condition, results of operations and cash flow.

The combined company will be highly leveraged and may be unable to execute its deleveraging strategy successfully.

Both our company and JBG have substantial indebtedness, and the combined company’s leverage will be increased as a result of the Combination Transactions. Following closing, one of the strategic objectives for the combined company will be the reduction of its leverage through a combination of the dispositions or recapitalization of certain properties through joint ventures. There can be no assurance, however, that the combined company will be able to sell assets or enter into agreements with joint venture partners when desired, or at all, at a price consistent with its deleveraging strategy or otherwise on favorable terms. Failure to deleverage a sufficient amount on a rapid enough basis could require the combined company to use a substantial portion of its cash flow from operations to pay indebtedness, thereby reducing the availability of cash flow to fund other capital needs, including construction and development expenses and other capital expenditures, and otherwise adversely affecting the combined company.

We cannot assure you at what rate the combined company will pay dividends, if at all.

It is expected that following the consummation of the Combination Transactions dividends will be reduced from the current dividend rate to a dividend more consistent with public peer dividend payout ratios, in part to facilitate a strategy of retaining capital to fund high growth opportunities within the portfolio. There can be no assurance at what rate the combined company will pay dividends, if at all.